UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d 1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d 2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )(1)

House of Taylor Jewelry, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

44176R 10 6

(CUSIP Number)

Jason Winters

Interplanet Productions, Ltd

1990 South Bundy Drive., Suite 700

Los Angeles, California 90025

310 820 7600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 20, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44176R 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Interplanet Productions, Ltd. (13-2942114)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 12,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 12,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 35.6%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Elizabeth Taylor

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship of United Kingdom United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 12,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 12,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 35.6%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the Class B common stock, $0.0001 par value per share (the “Common Stock”), of House of Taylor Jewelry, Inc., a Nevada corporation (the “Issuer”).  The Issuer’s principal executive office is located at 9200 Sunset Boulevard, Suite 425, West Hollywood, California 90069.

Item 2.	Identity and Background

This statement is being filed by Interplanet Productions, Ltd. and Elizabeth Taylor (the “Reporting Persons”).  All of the shares of Common Stock that are covered by this statement are directly held by Interplanet Productions, Ltd., which is controlled by Elizabeth Taylor.

Interplanet Productions, Ltd. is a loan-out corporation whose principal business is providing Elizabeth Taylor’s services and licensing her name and likeness.  Elizabeth Taylor is the Chairman, sole Director, Chief Executive Officer and sole stockholder of Interplanet Productions, Ltd.  Jason Winters is the President, Chief Operating Officer, Secretary and Treasurer of Interplanet Productions, Ltd.

The principal business address of the Reporting Persons is 1990 South Bundy Drive, Suite 700, Los Angeles California 90025.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal violation (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Interplanet Productions, Ltd. is a Delaware corporation.  Elizabeth Taylor is a citizen of the United Kingdom and a permanent resident of the United States. Jason Winters is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Interplanet Productions, Ltd.’s shares in House of Taylor Jewelry, Inc. (“Old HOTJ”) were exchanged for Common Stock of Issuer pursuant to a merger as detailed in Item 4.

Item 4.	Purpose of Transaction

Interplanet Productions, Ltd. acquired the shares of Common Stock covered by this statement under the Agreement and Plan of Reorganization dated as of May 20, 2005 by and among Issuer, HOTJ Acquisition Corp., a wholly owned subsidiary of Issuer (“Merger Sub”) and Old HOTJ (the “Merger Agreement”).  Pursuant to the Merger Agreement, Merger Sub merged with and into Old HOTJ (the “Merger”) and the all of issued and outstanding capital stock of Old HOTJ was exchanged for the Common Stock of Issuer.  As Old HOTJ’s shareholder prior to the Merger, Interplanet Productions, Ltd.’s shares in Old HOTJ were exchanged for Common Stock of Issuer as a result of the Merger.  Under the Merger Agreement, the Reporting Persons also have a right to acquire up to 2,000,000 additional shares of Common Stock if the closing price of Issuer’s Common Stock is not less than $3.00 per share for at least 10 consecutive trading days at any time before April 30, 2010.

Except as described herein or as would occur upon completion of any of the actions described herein, the Reporting Persons do not as of the date of this statement have any specific plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)   As of the date of this statement, the Reporting Persons beneficially own an aggregate of 12,000,000 shares of Common Stock constituting 35.6% of the Issuer’s outstanding shares of Common Stock (based on 33,750,000 shares of Common Stock outstanding as of May 26, 2005 as set forth in the Issuer’s Press Release attached as Exhibit 99.1 to the Form 8-K dated as of May 26, 2005).  The Reporting Persons also have a right to acquire up to 2,000,000 additional shares of Common Stock if the closing price of Issuer’s Common Stock is not less than $3.00 per share for at least 10 consecutive trading days at any time before April 30, 2010.  Jason Winters does not beneficially own any Common Stock of the Issuer, nor does Mr. Winters hold any shares in Interplanet Productions, Ltd.

(b)   All of the shares of Common Stock that are covered by this statement are directly held by Interplanet Productions, Ltd., which is controlled by Elizabeth Taylor. Consequently, the Reporting Persons have shared voting and dispositive power with respect to all 12,000,000 shares of Common Stock held by Interplanet Productions, Ltd.

(c)   Except as described above, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s Common Stock in the past 60 days.

(d)   No person other than Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the shares of Common Stock covered by this statement.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

	Exhibit 1.	Joint Filing Agreement
Exhibit 2.

Agreement and Plan of Reorganization by and among Nurescell Inc., HOTJ Acquisition Corp., and House of Taylor Jewelry, Inc. dated May 20, 2005 (incorporated by reference to the Issuer’s Form 8-K filed with the  Securities and Exchange Commission on May 26, 2005
(File No. 0-25377)).

	Exhibit 3.	Power of Attorney

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2005

Interplanet Productions, Ltd.

	By:	/s/ Jason Winters
	Name:	Jason Winters
	Title:	President

*
Elizabeth Taylor

	*By:	/s/ Thomas Hoberman
Thomas Hoberman
Attorney-in-Fact